EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	Year
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense*	$169	$191	$171	$207	$247
Estimated interest portion of rents	38	40	32	32	31

Total fixed charges	$207	$231	$203	$239	$278

Income:
Income from continuing operations before income taxes	$971	$853	$674	$841	$337
Fixed charges	207	231	203	239	278

Adjusted income	$1,178	$1,084	$877	$1,080	$615

Ratio of income to fixed charges	5.69	4.69	4.32	4.52	2.21

*      Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.